USP SECURITIES CORPORATION

Financial Statements and Schedules

As of and the Year Ended December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

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SEC FILE NUMBER
8-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USP Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14201 Dallas Parkway
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Barbara Walker	972-763-3817	bawalker@uspi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche, LLP
(Name – if individual, state last, first, and middle name)

220 Ross Avene	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Walker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USP Securities Corporation, as of 2/28, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIM SIEDELMANN
Notary ID #10646526
My Commission Expires
April 15, 2025

NOTARY PUBLIC STATE OF TEXAS

Signature: Barb Walk

Title:
President

Kim Siedelmann
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC 7 AUP Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

USP SECURITIES CORPORATION

Table of Contents

Deloitte.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USP Securities Corporation (the "Company") as of December 31, 2021, and the related statements of operations, cash flows, and changes in shareholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2015

USP SECURITIES CORPORATION

Financial Statements and Schedules

As of and the Year Ended December 31, 2021

(With Report of Independent Registered Public Accounting Firm)

USP SECURITIES CORPORATION

Table of Contents

USP SECURITIES CORPORATION

Statement of Financial Position

As of December 31, 2021

Assets		
Cash	$	121,435
Total Assets	$	121,435
Liabilities		
Liabilities:		
Due to related party	$	20,226
Other current liabilities		4,000
Total Liabilities		24,226
Shareholder's Equity		
Shareholder's Equity:		
Common stock, no par value. Authorized, issued, and outstanding 1,000 shares	$	1,194,000
Accumulated deficit		(1,096,791)
Total Shareholder's Equity		97,209
Total Liabilities & Shareholder's Equity	$	121,435

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Operations

For the year ended December 31, 2021

Revenue	$	—
Expenses:		
Regulatory fees and allocated expenses		115,031
Net loss	$	(115,031)

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Changes to Shareholder's Equity

For the year ended December 31, 2021

		Common stock	Accumulated Deficit	Total
Balance, December 31, 2020	$	1,094,000	(981,760)	112,240
Contributions of capital by parent		100,000	—	100,000
Net loss		—	(115,031)	(115,031)
Balance, December 31, 2021	$	1,194,000	(1,096,791)	97,209

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Cash Flows

For the year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(115,031)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in liability - due to related party and other current liabilities		21,530
Net cash used in operating activities		(93,501)
Cash flows from financing activities – contributions of capital by parent		100,000
Net change in cash		6,499
Cash balance, beginning of year		114,936
Cash balance, end of year	$	121,435

See accompanying notes to financial statements.

(1) Organization and Operations

USP Securities Corporation (the Company) was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of United Surgical Partners International, Inc. (USPI). USPI is a wholly-owned indirect subsidiary of USPI Holding Company Inc., a joint venture between Tenet Healthcare Corporation and the former stockholders of USPI. Accordingly, the Company is ultimately a wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the Financial Industry Regulatory Authority (FINRA). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the FINRA requirements with respect to offering shares of affiliates of USPI to qualified investors through agents who are required to be registered by the FINRA. As such, the Company was formed to provide for the registration of these agents.

The Company has had no significant revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

(2) Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management regularly evaluates the accounting policies and estimates that are used. In general, management bases the estimates on historical experience and on assumptions that it believes to be reasonable given the particular circumstances in which the Company operates. Although management believes all adjustments considered necessary for fair presentation have been included, actual results may vary from those estimates.

Expense Recognition — Regulatory fees and allocated expenses are recorded on the accrual basis of accounting, as incurred.

Cash and Cash Equivalents — Cash and cash equivalents approximate fair value and may include cash held on deposit and money market investments. As of December 31, 2021, all cash is held at SunTrust Bank.

(3) Income Taxes

The Company's results of operations are included and utilized in the US federal income tax returns of USPI. USPI allocates taxes to the Company on a separate-return basis, whereby current and deferred taxes are allocated to the Company pursuant to the asset and liability method as if the Company were a separate taxpayer. For balance sheet purposes, such allocations are recorded in the due to affiliates account, which is a component of ownership equity. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, which principally relate to net operating loss carryforwards. Income tax receivables and liabilities and deferred tax assets and liabilities are recognized based on the amounts that more likely than not will be sustained upon ultimate settlement with taxing authorities.

USPI assesses the realization of the deferred tax assets of its subsidiaries, including the Company, to determine whether an income tax valuation allowance is required. Based on all available evidence, both positive and negative, and the weight of that evidence to the extent such evidence can be objectively verified, USPI determines whether it is more likely than not that all or a portion of the deferred tax assets will be realized. The main factors that are considered include:

- Cumulative profits/losses in recent years, adjusted for certain nonrecurring items;
- Income/losses expected in future years;
- Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels;
- The availability, or lack thereof, of taxable income in prior carryback periods that would limit realization of tax benefits; and
- The carryforward period associated with the deferred tax assets and liabilities.

USPI has allocated no income tax expense (benefit) on a separate-return basis for the year ended December 31, 2021 as the Company has a deferred tax asset of $230,326 for which there is a full valuation allowance recorded against it.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company reviews and evaluates tax positions in the jurisdictions in which the Company operates and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined the tax jurisdictions where the Company is organized and where the Company operates; however, no reserves for uncertain tax positions were required to have been recorded. The Company's tax returns remain open for examination by major tax jurisdictions, including U.S. Federal and states, for the amount of time specified under their applicable statutes of limitations (with limited exceptions). The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

(4) Related Party Transactions

The Company entered into an expense sharing agreement (the Agreement) with USP Texas, L.P. (USP), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $25,687 in 2021 and is included in the regulatory fees and allocated expenses in accompanying statement of operations. As of December 31, 2021, $20,226 is due to USPI and is included as due to related party in the statement of financial condition.

(5) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $97,209 which exceeded the minimum required amount by $92,209. At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was 0.249 to 1.

(6) Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under Footnote 74 of the SEC Release No. 34-70073. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner for all of 2021. The fourth quarter report, filed on February 16, 2022, is consistent with the audited financial statements.

(7) Subsequent Events

Subsequent events have been evaluated through the time of issuing these financial statements on February 28, 2022. No material subsequent events have occurred since December 31, 2021 that required recognition or disclosure in these financial statements.

Schedule I

USP SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2021

Net capital:		
Shareholder's equity per the accompanying financial statements	$	97,209
Deductions and/or charges		-
Net capital		97,209
Basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	92,209
Total aggregate indebtedness	$	24,226
Ratio of aggregate indebtedness to net capital		0.249 to 1

Note: The above computation does not materially differ from the computation of net capital prepared by the Company as of December 31, 2021 and filed with the Financial Industry Regulatory Authority on February 16, 2022, on Form X-17a-5.

See accompanying report of independent registered public accounting firm.

USP SECURITIES CORPORATION

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

And Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2021

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Footnote 74 of the SEC Release No. 34-70073.

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying report of independent registered public accounting firm.

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

We have performed the procedures enumerated below, which were agreed to by USP Securities Corporation (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 28, 2022

USP Securities Corporation

Exemption Report

USP Securities Corporation (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5. "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and

2. The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) and is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because its business is limited to the business of offering for subscription certain direct participation program interests as an agent of United Surgical Partners International, the sponsor of these programs and an affiliate of the Company. During the reporting period, the Company: (1) did not, directly or indirectly, receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Exchange Act Rule 15c3-3).

USP Securities Corporation

I, Barbara Walker, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Bar Walker

Title: President/CCO

February 28, 2022

14201 Dallas Parkway, 9th Floor
Dallas, TX 75254
972-763-3500

Deloitte & Touche LLP
JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-6778
USA

Tel: + 1 214 840 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder of USP Securities Corporation and the Audit Committee of Tenet Healthcare Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which USP Securities Corporation (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 28, 2022